

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Mark Tipton
Chief Financial Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Avenue
Suite 605
Manhattan Beach, CA 90266

> **Re: TriLinc Global Impact Fund, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 000-55432**

Dear Mr. Tipton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance